

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2024

Gaurav Pahwa
Chief Financial Officer
Wilhelmina International, Inc.
5420 Lyndon B Johnson Freeway, Box #25
Dallas, TX 75240

  Re: Wilhelmina International, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2023
    File No. 001-36589

Dear Gaurav Pahwa:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for fiscal year ended December 31, 2023

Item 1C. Cybersecurity, page 8

1. We note the following statements on page 8:
- "We have not currently engaged any third party service providers to support, manage, or supplement our cybersecurity processes."
- "The Audit Committee periodically receives updates from management and our third party IT support specialists of our cybersecurity threat risk management and mitigation strategies covering topics such as data security and potentially material cybersecurity threat risks or incidents, as well as the steps management has taken to respond to such risks."
- "In such sessions, the Audit Committee …discusses such matters with our third party IT support specialists and other members of senior management."

These statements appear inconsistent. Please revise future filings to clarify whether you engage assessors, consultants, auditors or other third parties in connection with your processes for assessing, identifying and managing material risks from cybersecurity threats as required by Item 106(b)(1)(ii) of Regulation S-K.

2.   We note your senior leadership is responsible for the day-to-day management of cybersecurity risk and the design and implementation of policies, processes and procedures to identify and mitigate this risk. Please revise future filings to discuss the relevant expertise of such members of senior management as required by Item 106(c)(2)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Quentin Faust